SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            The Kroll-O'Gara Company
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   67083U 10 2
                                 (CUSIP Number)


                                 Jules B. Kroll
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 833-3221
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 15, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                Page 1 of 6 pages


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                                  SCHEDULE 13D

CUSIP No. 67083U 10 2                                         Page 2 of 6 Pages
---------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jules B. Kroll
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
         Not applicable.                                              (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY
-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         Not applicable.
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
NUMBER OF                                   2,879,991
SHARES                         ------------------------------------------------
BENEFICIALLY                        8)      SHARED VOTING POWER
OWNED BY                                    -0-
EACH                           ------------------------------------------------
REPORTING                           9)      SOLE DISPOSITIVE POWER
PERSON                                      2,879,991
WITH                           ------------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
                                            -0-
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         2,879,991
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
         Not applicable.
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (See Item 5)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                                  Schedule 13D

Item 5.  Interest in Securities of the Issuer.

    (a)  Mr.  Kroll   beneficially   owns  2,879,991  shares  of  Common  Stock,
representing approximately 13.0% of the outstanding shares of Common Stock. *

    (c)  See Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Kroll has entered into a Voting, Sale and Retention Agreement (the "Voting, Sale and Retention Agreement"), dated as of November 15, 1999, by and among BCP/KROG Acquisition Company L.L.C. ("BCP LLC"), Kroll Electronic Recovery, Inc. ("New Kroll Holdings"), the parties listed on Schedule A attached thereto (the "Retaining Shareholders") and the parties listed on Schedule B attached thereto (the "O'Gara Shareholders"). A copy of the Voting, Sale and Retention Agreement is attached hereto as Exhibit 1, and is hereby incorporated herein by reference in its entirety.

         Immediately after the execution and delivery of the Voting, Sale and Retention Agreement, the Company, New Kroll Holdings, KER Acquisition, Inc., an indirect wholly owned subsidiary of New Kroll Holdings ("Reorganization Merger Sub"), and BCP/KROG Merger Corp., a wholly owned subsidiary of BCP LLC ("Recapitalization Merger Sub") entered into an Agreement and Plan of Mergers (the "Merger Agreement"), dated as of November 15, 1999.

         The Merger Agreement provides, among other things, for the following two mergers to occur: (i) a "Reorganization Merger", in which Reorganization Merger Sub will merge with and into the Company, with the shares of the Company being converted into a like number of shares of New Kroll Holdings and the shares of Reorganization Merger Sub being converted into shares of the Company, such that the Company will become an indirect wholly owned subsidiary of New Kroll Holdings, which itself will become the entity publicly held by the shareholders who previously held shares in the Company; and (ii) a "Recapitalization Merger", which will occur immediately following consummation of the Reorganization Merger, in which Recapitalization Merger Sub will merge with and into New Kroll Holdings, with the shares of New Kroll Holdings (subject to certain exceptions described in the Voting, Sale and Retention Agreement) being converted into the right to receive cash and the shares of Recapitalization Merger Sub being converted into shares of New Kroll Holdings. Pursuant to the Voting, Sale and Retention Agreement, Mr. Kroll has agreed to vote all of his shares of Common Stock in favor of the Mergers.

------------------

* Based upon the 22,212,440 shares of Common Stock reported by the Company to be issued and outstanding as of November 1, 1999 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

                                Page 3 of 6 pages

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         (a) Each share of the Common Stock, without par value, of New Kroll
Holdings ("New Kroll Holdings Common Stock") outstanding immediately prior to the effective time of the Recapitalization Merger ("Recapitalization Effective Time") that is then owned by either BCP LLC or the Retaining Shareholders as "Retained Shares" in accordance with the Voting, Sale and Retention Agreement shall not be converted and shall not be otherwise affected by the Recapitalization Merger and shall remain outstanding as one share of New Kroll Holdings Common Stock following the Recapitalization Effective Time.

         (b) Each issued and outstanding share of New Kroll Holdings Common Stock that is identified as a "Series A Conversion Share" in the Voting, Sale and Retention Agreement shall be converted into the right to receive .018 of a fully paid and nonassessable share of 13% Cumulative Participating Preferred Stock, Series A, of New Kroll Holdings.

         (c) Each issued and outstanding share of New Kroll Holdings Common Stock that is identified as a "Series C-D Conversion Share" in the Voting, Sale and Retention Agreement shall be converted into the right to receive .009 of a fully paid and nonassessable share of 9% Cumulative Participating Preferred Stock, Series C (the "Series C Preferred Stock"), of New Kroll Holdings and .009 of a fully paid and nonassessable share of 9% Cumulative Participating Preferred Stock, Series D (the "Series D Preferred Stock"), of New Kroll Holdings.

         Each issued and outstanding share of New Kroll Holdings Common Stock outstanding immediately prior to the Recapitalization Effective Time (other than Recapitalization Dissenting Shares, as defined in the Merger Agreement, those shares identified in clauses (a), (b) and (c) above and such shares held by New Kroll Holdings or any subsidiary of New Kroll Holdings) shall be converted into the right to receive $18 in cash (the "Cash Merger Consideration").

         Each share of New Kroll Holdings Common Stock held in the treasury of New Kroll Holdings and each share of New Kroll Holdings Common Stock owned by Recapitalization Merger Sub or any direct or indirect wholly-owned subsidiary of New Kroll Holdings immediately prior to the Recapitalization Effective Time shall cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor, and cease to exist. Pursuant to the Voting, Sale and Retention Agreement and the Merger Agreement, as a result of the Mergers, Mr. Kroll will (i) receive Cash Merger Consideration for 546,657 shares of New Kroll Holdings Common Stock, (ii) retain 666,667.33 shares of the New Kroll Holdings Common Stock, and (iii) will convert 1,666,666.67 shares of New Kroll Holdings Common Stock into 15,000 shares of Series C Preferred Stock and 15,000 shares of Series D Preferred Stock.

         The foregoing descriptions of the Voting, Sale and Retention Agreement and the transactions contemplated by the Merger Agreement are summaries only and are qualified in their entirety by reference to the complete copy of the Voting, Sale and Retention Agreement attached as Exhibit 1 to this Amendment No. 2.

                                Page 4 of 6 pages

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1 -  Voting, Sale and Retention Agreement


                                Page 5 of 6 pages

                                    SIGNATURE

                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 1999


                                                      /s/ Jules B. Kroll
                                                      -----------------------
                                                       Name: Jules B. Kroll

                                Page 6 of 6 pages

                                    EXHIBIT 1


                      VOTING, SALE AND RETENTION AGREEMENT

            AGREEMENT dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., a Delaware limited liability company ("BCP LLC"), Kroll Electronic Recovery, Inc., a Delaware corporation ("New Kroll Holdings"), the parties listed on Schedule A hereto (collectively, the "Retaining Shareholders") and the parties listed on Schedule B hereto (collectively, the "O'Gara Shareholders", and together with the Retaining Shareholders, the "Shareholders").

                                   BACKGROUND

            1. Immediately after the execution and delivery of this Agreement, The Kroll-O'Gara Company, an Ohio corporation (the "Company"), New Kroll Holdings, KER Acquisition, Inc., an Ohio corporation which is currently an indirect wholly owned subsidiary of New Kroll Holdings ("Reorganization Merger Sub"), and BCP/KROG Merger Corp., a Delaware corporation and a wholly owned subsidiary of BCP LLC ("Recapitalization Merger Sub"), are entering into a Merger Agreement (the "Merger Agreement"). (Capitalized terms used but not defined herein will have the meanings assigned to them in the Merger Agreement.) The Merger Agreement provides, among other things, for the following two mergers to occur:

o A "Reorganization Merger", in which Reorganization Merger Sub will merge with and into the Company, with the shares of the Company being converted into a like number of shares of New Kroll Holdings and the shares of Reorganization Merger Sub being converted into shares of the Company, such that the Company will become an indirect wholly owned subsidiary of New Kroll Holdings, which itself will become the entity publicly held by the shareholders who previously held shares in the Company; and

o A "Recapitalization Merger", which will occur immediately following consummation of the Reorganization Merger and in which Recapitalization Merger Sub will merge with and into New Kroll Holdings, with the shares of New Kroll Holdings (subject to certain exceptions described in this Agreement) being converted into the right to receive cash and the shares of Recapitalization Merger Sub being converted into shares of New Kroll Holdings.

            2. Each Shareholder owns the number of shares of common stock, par value $.01 per share, of the Company (the "Company Common Stock") specified opposite its name under the column "Owned Shares" on Schedule A (with respect to the Retaining Shareholders) or Schedule B (with respect to the O'Gara Shareholders). All of such shares, together with any shares of Company Common Stock acquired of record or beneficially by such Shareholders in any capacity after the date hereof and prior to the Effective Time of the Recapitalization Merger, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, will be referred to herein as "Owned Shares". (It is understood that, following consummation of the Reorganization Merger, references to "Company Common Stock" will mean the shares of common stock, par value $.01 per share, of New Kroll Holdings.)

            3. As a condition to causing Recapitalization Merger Sub to enter into the Merger Agreement, BCP LLC requires that this Agreement be entered into.

                    ARTICLE 1: REPRESENTATIONS AND WARRANTIES

            1.1 Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to BCP LLC as follows:

            (a) Authority; Enforceability. Such Shareholder has the legal capacity (in the case of Shareholders that are natural persons) and all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder enforceable against it in accordance with its terms.

            (b) No Conflicts. Except for filings required under the HSR Act, the applicable requirements of the Securities Act and the Exchange Act, and the applicable requirements of state securities, blue sky or takeover or other corporate laws, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority or any other person is necessary for the execution of this Agreement by such Shareholder and the consummation by it of the transactions contemplated hereby, and (B) the execution and delivery of this Agreement by such Shareholder, the consummation of the transactions contemplated hereby and compliance with the terms hereof by such Shareholder will not conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of such Shareholder (if the Shareholder is not a natural person) or any other agreement to which such Shareholder is a party, including any voting agreement, shareholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license, or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Shareholder or to its property or assets.

            (c) Ownership, Etc. of Shares. Such Shareholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Shareholder's name under the Column "Owned Shares" on Schedule A or Schedule B, as applicable. Such Shareholder has good and marketable title to its Owned Shares, free and clear of any encumbrances, agreements, adverse claims, liens or other arrangements with respect to the ownership of or the right to vote or dispose of its Owned Shares (other than under this Agreement). On the date hereof, the Owned Shares constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Shareholder. Such Shareholder does not have record or beneficial ownership of any Shares not set forth on Schedule A or Schedule B, as applicable. Such Shareholder has sole power of disposition with respect to all of its Owned Shares and sole voting power with respect to the matters set forth in Section 2(a) and sole power to demand dissenter's or appraisal rights, in each case with respect to all of its Owned Shares, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. None of such Owned Shares is subject to any voting trust, stockholders agreement or other agreement, arrangement or restriction with respect to the voting or transfer of any of the Owned Shares, except as contemplated by this Agreement and the Merger Agreement.

            (d) Access to Information, Etc. Such Retaining Shareholder is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act. It has been provided with a copy of the Merger Agreement and has had an opportunity to review it. It has been supplied with, or otherwise has had access to, adequate information and the opportunity to ask questions in order to make its own independent decision to retain shares of Company Common Stock or have such shares convert into Series A Preferred Stock or Series B Preferred Stock in the Recapitalization Merger, as provided herein and in the Merger Agreement. It understands that the shares of Series A Preferred Stock and Series B Preferred Stock that it may receive in the Recapitalization Merger will not have been registered under the Securities Act and that the certificates for such shares will bear an appropriate legend to such effect. It further understands that such Retained Common Shares as well as the shares of Series A Preferred Stock and Series B Preferred Stock to be received in the Recapitalization Merger will bear an appropriate legend with respect to the stockholders' agreement referred to in Section 6.1 below.

            1.2 Representations and Warranties of BCP LLC and Recapitalization Merger Sub. BCP LLC represents and warrants to each Shareholder as follows:

            (a) Authority. It is duly organized, validly existing and in good standing under the laws of Delaware. It has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

            (b) No Conflicts; Enforceability. Except for filings required under the HSR Act, the applicable requirements of the Securities Act and the Exchange Act, and the applicable requirements of state securities, blue sky or takeover laws, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority or any other person is necessary for the execution of this Agreement by BCP LLC and the consummation by it of the transactions contemplated hereby, and (B) the execution and delivery of this Agreement by BCP LLC, the consummation by it of the transactions contemplated hereby and its compliance with the terms hereof will not conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, its certificate of formation or limited liability company agreement or any other agreement to which it is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license, or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to BCP LLC or to its property and assets.

                        ARTICLE 2: TRANSFER RESTRICTIONS

            2.1 Transfer Restrictions. Each Shareholder hereby agrees during the term of this Agreement not to (i) directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of its Owned Shares to any person other than pursuant to the terms of the Merger Agreement or this Agreement, (ii) enter into any voting arrangement or understanding other than under this Agreement, whether by proxy, voting agreement or otherwise, with respect to any of its Owned Shares, or (iii) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or impeding such Shareholder from performing any of its obligations under this Agreement.

                       ARTICLE 3: SUPPORT OF TRANSACTIONS

                  3.1 Voting of Total Shares. At any Company Shareholders Meeting or at any adjournment thereof or in any other circumstances upon which any shareholders' vote, consent or other approval is sought, each O'Gara Shareholder will attend such meeting, in person or by proxy, and will vote all of its Owned Shares or otherwise provide requisite written consent (i) in favor of the Mergers and the adoption and the approval of the principal terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement that would impede, interfere with, delay or postpone or that would reasonably be expected to discourage the Mergers, including, but not limited to:

                  (A) any extraordinary corporate transactions other than the Mergers, such as a merger, consolidation or other business combination involving the Company and its subsidiaries, a sale or transfer of a material amount of assets of the Company and its subsidiaries, a sale of a significant amount of capital stock, or options or rights to purchase a significant amount of capital stock, of the Company or any of its subsidiaries, or a reorganization, recapitalization or liquidation of the Company and its subsidiaries;

                  (B) any amendment of the Company's Amended and Restated Articles of Incorporation or Code of Regulations or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, prevent or nullify the Mergers, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Company's capital stock;

                  (C) any change in the management or Board of Directors of the Company not expressly contemplated by the Merger Agreement;

                  (D) any material change in the present capitalization or dividend policy of the Company; or

                  (E) any other material change in the Company's corporate structure or business.

                  3.2 No Other Proxies. Each O'Gara Shareholder will not, unless and until this Agreement terminates in accordance with Section 7.2 hereof, grant (other than through a proxy solicited by the Board of Directors of the Company through which the Shareholder will provide voting instructions consistent with the requirements of Section 3.1 hereof) any proxy or power of attorney with respect to any of its Owned Shares, deposit any of its Owned Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of its Owned Shares. Each Shareholder further agrees not to commit or agree to take any action inconsistent with any of the matters covered in this Article 3.

                  3.3 No Solicitation. Each O'Gara Shareholder hereby agrees during the term of this Agreement that it will not, directly or indirectly, nor shall it authorize, instruct or, if asked or notified, permit (to the extent feasible) any of its trustees, advisors, agents, representatives or other intermediaries to, (i) solicit, initiate, encourage or take any action to facilitate any submission of inquiries, proposals or offers from any person relating to (A) any acquisition or purchase of any or all of its Owned Shares or
(B) any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, other than the transactions contemplated by the Merger Agreement, or (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing or furnish to any other person any information with respect to the Company's business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing (other than solely in his capacity as an officer or director of the Company in the event that the Board of Directors of the Company has concluded in accordance with Section 5.05 of the Merger Agreement failing to take these or similar actions on the part of the Company would be reasonably likely to cause the Board of Directors to be in breach of its fiduciary duties to the shareholders of the Company under the OGCL). Notwithstanding anything in this Agreement to the contrary, from and after the date hereof, each O'Gara Shareholder shall promptly advise BCP LLC orally and in writing of the receipt by any of them (or any of the other entities or persons referred to above) of any Acquisition Proposal (it being understood that to the extent solely received in their respective capacities as officers or directors of the Company, their obligation to so advise BCP LLC shall be governed by the Merger Agreement) or any inquiry which is likely to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. Each O'Gara Shareholder will keep BCP LLC fully informed of the status and details of any such Acquisition Proposal or inquiry (it being understood that to the extent such Acquisition Proposal was received solely in their respective capacities as officers or directors of the Company, their obligation to so advise BCP LLC shall be governed by the Merger Agreement).

                  3.4 Termination. Notwithstanding anything herein to the contrary, at the option of BCP LLC, exercisable at any time, this Article 3 will automatically terminate and the O'Gara Shareholders will be free to vote their shares of Company Common Stock as they see fit and take any other any action otherwise prohibited by this Article 3.

                     ARTICLE 4: PURCHASE AND SALE OF SHARES

                  4.1 Purchase and Sale. Upon the terms and subject to the conditions set forth herein, the Retaining Shareholders, severally and not jointly, agree to sell and transfer to BCP LLC, and BCP LLC agrees to purchase from the Retaining Shareholders, the number of Shares listed under the column "Cash-Out Shares" corresponding to the respective Retaining Shareholders as set forth on Schedule A (such Shares, the "Cash-Out Shares") for a purchase price per share equal to the amount of cash Merger Consideration payable per share in the Recapitalization Merger.

                  4.2 Closing; Delivery and Payment. The closing of the purchase and sale of the Cash-Out Shares under Section 4.1 will occur immediately prior to the Effective Time of the Reorganization Merger at the place where the closing of the Mergers is to occur. At such closing, subject to the terms and conditions of this Agreement, the Retaining Shareholders will deliver to BCP LLC certificates representing the Cash-Out Shares respectively being sold by them duly endorsed and in form for transfer to BCP LLC, and BCP will pay for the Cash-Out Shares being purchased by wire transfer of immediately available funds to accounts designated by the respective Retaining Shareholders no later than two business days prior to such closing date.

                  4.3  Conditions to Closing.

                  (a) Conditions to Obligations of BCP LLC to Purchase. BCP LLC's obligation to purchase the Cash-Out Shares in accordance with Section 4.1 is subject to (i) the accuracy in all material respects of the representations and warranties of the Retaining Shareholders in Article 1, (ii) the compliance in all material respects by the Retaining Shareholders with their covenants contained in this Agreement, (iii) the satisfaction of all of the conditions set forth in the Merger Agreement applicable to the obligations of Recapitalization Merger Sub to consummate the Recapitalization Merger (or, if any such conditions have not yet been satisfied, BCP LLC shall have received satisfactory evidence that all such unsatisfied conditions will be satisfied imminently), and (iv) the concurrent sale to and purchase by BCP LLC of all the Cash-Out Shares held by all the Retaining Shareholders.

                  (b) Conditions to Obligations of Retaining Shareholders to Sell. Each Retaining Shareholder's obligation to sell the Cash-Out Shares being sold by it in accordance with Section 4.1 is subject to (i) its receipt of satisfactory evidence that the Mergers will be consummated immediately following the sale of the Cash-Out Shares to BCP LLC, and (ii) the accuracy in all material respects of the representations and warranties of BCP LLC in Article 1.

          ARTICLE 5: TREATMENT OF SHARES IN THE RECAPITALIZATION MERGER

                  5.1 Waiver of Right to Receive Cash and Agreement to Retain Shares. With respect to certain of the Retaining Shareholders, Schedule A identifies a specified number of their shares as "Retained Common Shares" ("Retained Shares"), which shares shall include the restricted stock granted to such shareholders by the Company subject to certain terms and conditions which continue to apply. Such Retaining Shareholders irrevocably waive their right to receive cash in respect of such Retained Shares and acknowledge and agree that their Retained Shares will not be converted into cash in the Recapitalization Merger but instead will remain outstanding and unchanged following consummation of such Recapitalization Merger. BCP LLC irrevocably waives its right to receive cash in respect of any shares of Company Common Stock held by it at the effective time of the Recapitalization Merger and acknowledges and agrees that such shares will not be converted into cash in the Recapitalization Merger but instead will remain outstanding and unchanged following consummation of the Recapitalization Merger.

                  5.2 Waiver of Right to Receive Cash and Agreement to Receive Series C Preferred Stock and Series D Preferred Stock. With respect to Jules Kroll, Schedule A identifies 1,666,666.67 of his shares of Company Common Stock as "Shares to be Converted into Series C and D Preferred Stock" ("Series C/D Conversion Shares"). Jules Kroll irrevocably waives his right to receive cash in respect of such Series C/D Conversion Shares and acknowledges and agrees that his respective Series C/D Conversion Shares will not be converted into cash in the Recapitalization Merger but instead will be converted into 15,000 newly issued shares of New Kroll Holdings' Series C Preferred Stock and 15,000 newly issued shares of New Kroll Holdings' Series D Preferred Stock in accordance with the terms of the Merger Agreement.

                  5.3 Waiver of Right to Receive Cash and Agreement to Receive Series A Preferred Stock. With respect to American International Group, Inc. ("AIG"), Schedule A identifies 1,111,111.12 of its shares of Company Common Stock as "Shares to be Converted into Series A Preferred Stock" ("Series A Conversion Shares"). AIG irrevocably waives its right to receive cash in respect of such Series A Conversion Shares and acknowledges and agrees that such Series A Conversion Shares will not be converted into cash in the Recapitalization Merger but instead will be converted into 20,000 newly issued shares of New Kroll Holdings' Series A Preferred Stock in accordance with the terms of the Merger Agreement.

                  5.4 Appraisal Rights. Each Shareholder hereby irrevocably waives any rights of appraisal with respect to the Mergers or rights to dissent from the Mergers that such Shareholder may otherwise have, with respect to the Reorganization Merger, under the OGCL or, with respect to the Recapitalization Merger, under the Delaware General Corporation Law.

                              ARTICLE 6: COVENANTS

                  6.1 Stockholders' and Conversion Agreements. (a) Each Retaining Shareholder agrees that it will negotiate in good faith with BCP LLC with respect to the terms of a stockholders' agreement to be entered into on terms mutually satisfactory to such Retaining Shareholder and BCP LLC, including terms as to customary registration rights.

                  (b) By the closings, BCP LLC and Jules Kroll will enter into a Conversion Agreement reflecting the terms in the term sheet dated the date hereof concerning such conversion.

                  6.2 Further Assurances. Each of the parties hereto agrees that it will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as any of the other parties to this Agreement may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.


                             ARTICLE 7: MISCELLANEOUS

                  7.1 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

                  7.2 Termination. This Agreement will terminate, and no party hereto shall have any rights or obligations hereunder, upon the first to occur of (a) the Effective Time of the Recapitalization Merger and (b) the termination of the Merger Agreement in accordance with its terms. Furthermore, this Agreement will terminate as to the O'Gara Shareholders if the Merger Agreement is amended without their consent to reduce the Cash Merger Consideration.

                  7.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, including any written or oral agreement or understanding, among or between the parties with respect to the subject matter hereof.

                  7.4 Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto whose rights or obligations are affected by such amendment. Without limiting the generality of the foregoing, this Agreement may be amended to add to or subtract from the list of Retaining Shareholders and/or to modify the treatment of Retaining Shareholders' holdings as set forth on Schedule A, and such amendment need only be executed by BCP LLC and those Retaining Shareholders who are being added to or subtracted from the list of Retaining Shareholders or the treatment of whose holdings is being modified as set forth on Schedule A.

                  7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to BCP LLC or Recapitalization Merger Sub:

                           c/o Blackstone Management Partners III L.L.C. 345 Park Avenue
                           New York, New York  10154
                           Attention:  Robert L. Friedman
                           Facsimile:  (212) 583-5704

                  with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York 10017
                           Attention: Wilson S. Neely, Esq.
                           Facsimile: (212) 455-2502

                  if to the O'Gara Shareholders:

                           As they shall notify the other parties

                  with a copy to:

                           Weil, Gotshal & Manges LLP
                           767 Fifth Avenue
                           New York, NY 10153
                           Attention: Kenneth Heitner, Esq.
                           Facsimile: (212) 310-8007

                  if to AIG:

                           American International Group, Inc.
                           70 Pine Street
                           New York, NY 10270
                           Attention: Howard Smith
                           Facsimile: (212) 509-4543

                  if to the other Retaining Shareholders:

                           c/o the Kroll-O'Gara Company
                           900 Third Avenue
                           New York, NY 19922

                           Attention: [Name of Retaining Shareholder]
                           Facsimile: (212) 750-6194

                  with a copy to:

                           Latham & Watkins
                           885 Third Avenue Suite 1000
                           New York, NY 10022
                           Attention: Ron Hopkinson, Esq.
                           Facsimile: (212) 751 - 4864

                  7.6 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  7.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

                  7.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

                  7.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which it may be entitled, at law or in equity, the parties shall be entitled to the remedy of specific performance of the covenants and agreements contained herein and injunctive and other equitable relief.

                  7.10 No Termination or Closure of Trusts. Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Retaining Shareholders and remain subject in all respects to the terms of this Agreement, the Retaining Shareholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of
(i) the Effective Time of the Recapitalization Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

                  7.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto. Except as provided in the preceding sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies or any nature whatsoever under or by reason of this Agreement.

                  7.12 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  7.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  7.14 Definitions; Construction. For purposes of this
Agreement:

                           (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

                           (b) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                           (c) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                  7.15 Shareholder Capacity. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his capacity as such a director, and the agreements set forth herein shall in no way restrict any director in the exercise of his fiduciary duties as a director of the Company. Each Shareholder has executed this Agreement solely in his capacity as the record or beneficial holder of such Shareholder's Owned Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Shareholder's Owned Shares.

                  IN WITNESS WHEREOF, each of BCP LLC, the Company, New Kroll Holdings, and the Shareholders listed below have caused this Agreement to be duly executed, as of the date first written above.

             SIGNATURE PAGE TO VOTING, SALE AND RETENTION AGREEMENT


                                      BCP/KROG ACQUISITION COMPANY L.L.C.

                                      By:  Blackstone Capital Partners III
                                           Merchant Banking Fund L.P.,
                                           as managing member

                                      By:  Blackstone Management Associates III
                                           L.L.C., its General Partner

                                           By:  /s/ Robert L. Friedman
                                                ------------------------------
                                                  Name: Robert L. Friedman
                                                  Title:  Member


                                      KROLL ELECTRONIC RECOVERY, INC.


                                      By: /s/
                                          -----------------------------------
                                            Name:
                                            Title:


                                      AMERICAN INTERNATIONAL GROUP, INC.


                                      By: /s/
                                          -----------------------------------
                                            Name:
                                            Title:

             SIGNATURE PAGE TO VOTING, SALE AND RETENTION AGREEMENT



                                           /s/ Jules B. Kroll
                                           ----------------------------------
                                           Jules B. Kroll


                                           /s/ Michael G. Cherkasky
                                           ----------------------------------
                                           Michael G. Cherkasky

             SIGNATURE PAGE TO VOTING, SALE AND RETENTION AGREEMENT


                                          /s/ Michael D. Shmerling
                                          ---------------------------------
                                          Michael D. Shmerling

             SIGNATURE PAGE TO VOTING, SALE AND RETENTION AGREEMENT


                                         /s/ Thomas M. O'Gara
                                         ----------------------------------
                                         Thomas M. O'Gara


                                         /s/ Victoria O'Gara
                                         ---------------------------------
                                         Victoria O'Gara


                                         /s/ Wilfred T. O'Gara
                                         ---------------------------------
                                         Wilfred T. O'Gara


                                         Thomas M. O'Gara Family Trust


                                         By: /s/                   as Trustee
                                           ------------------------------------
                                         Name:


                                         Thomas M. & Victoria O'Gara Foundation


                                         By: /s/                    as Trustee
                                           ------------------------------------
                                         Name:

             SIGNATURE PAGE TO VOTING, SALE AND RETENTION AGREEMENT


                                         Thomas M. & Victoria O'Gara Foundation


                                         By: /s/                    as Trustee
                                           ------------------------------------
                                         Name:

                       SCHEDULE A: RETAINING SHAREHOLDERS

                                                                                                   Shares to be
                                             Total                                                Converted into    Shares to be
                                           Number of         Retained                               Series A      Converted into
         Name of                             Owned            Common              Cash-Out          Preferred      Series C and D
   Retaining Shareholder                     Shares           Shares               Shares             Stock       Preferred Stock
---------------------------------          ---------         ----------          ------------      ------------    ------------
Jules B. Kroll(1)                          2,879,991         666,667.33               546,657           --         1,666,666.67

Michael Cherkasky(2)                          28,410            23,410                  5,000           --              --

Michael Shmerling                            355,000           175,000                 80,000           --              --

American International Group, Inc.         1,444,212                 0             333,100.88      1,111,111.12         --
                                           ---------         ----------          ------------      ------------    ------------

       Total                               4,707,613         865,077.33          1,064,757.88      1,111,111.12    1,666,666.67
                                           =========         ==========          ============      ============    ============

--------

(1) Does not include 192,560 shares held by trusts for the benefit of Mr. Krolls adult children, in which Mr. Kroll disclaims any beneficial interest.

(2)   Does not include options to purchase 171,529 shares.

                         SCHEDULE B: O'GARA SHAREHOLDERS

                              Name of                            Total Number of
                        O'Gara Shareholder                         Owned Shares
                        ------------------                         ------------

Thomas O'Gara(3) .............................................              --
Thomas M. O'Gara Family Trust ................................         2,399,719
Thomas M. O'Gara IRA/Rollover, Dillon Read ...................            11,000
Thomas M. & Victoria O'Gara Foundation .......................             7,500
Victoria O'Gara IRA/Rollover, Paine Webber ...................             2,000
Wilfred T. O'Gara(4) .........................................           243,042
                                                                       ---------
             Total ...........................................         2,663,261
                                                                       =========

----------
(3)   Thomas O'Gara holds options to purchase 23,150 shares.

(4)   Wilfred T. O'Gara holds options to purchase 112,447 shares.